Filed pursuant to Rule 424(B)(3)
Registration No. 333-144329

PROSPECTUS

Offer to Exchange

6.85% Senior Notes Due 2017

For a Like Principal Amount of New

6.85% Senior Notes Due 2017

Lazard Group LLC, or “Lazard Group”, is offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $600,000,000 aggregate principal amount of new 6.85% Senior Notes due 2017, or the “exchange notes”, for a like principal amount of the outstanding 6.85% Senior Notes due 2017, which have certain transfer restrictions, or the “original notes”. The original notes and the exchange notes are collectively referred to in this prospectus as the “notes”.

This offer will expire at 5:00 p.m., New York City time, on August 16, 2007, unless Lazard Group extends it.

The exchange notes will be free of the transfer restrictions that apply to the original notes that you currently hold, but will otherwise have substantially the same terms as the outstanding original notes. There is no existing market for the exchange notes to be issued, and Lazard Group does not intend to apply for their listing or quotation on any securities exchange or market.

Exchanging your notes involves risks. See “ Risk Factors” on page 7 of this prospectus and the risks described in the documents incorporated by reference in this prospectus.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding original notes where such outstanding original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Lazard Group has agreed that, for a period of not less than 90 days after the expiration of this exchange offer, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July 19, 2007.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU AND THE DOCUMENTS SPECIFICALLY INCORPORATED BY REFERENCE HEREIN. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

PROSPECTUS SUMMARY

This is an exchange offer for 6.85% Senior Notes due 2017 of Lazard Group LLC. Unless the context otherwise indicates or requires, the terms:

•	“Lazard Group” refers to Lazard Group LLC, a Delaware limited liability company that is the current holding company for our businesses,

•

“Lazard Ltd” refers to Lazard Ltd, a Bermuda exempt company, whose shares of Class A common stock are publicly traded on the New York Stock Exchange under the Symbol “LAZ”. Lazard Ltd’s subsidiaries include Lazard Group and its respective subsidiaries, and

•

“Lazard”, “we”, “us” and “our” refer to Lazard Group and Lazard Ltd and their subsidiaries. Neither Lazard Ltd nor any of Lazard Group’s subsidiaries will guarantee Lazard Group’s obligations under the notes.

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before exchanging your notes. You should read this entire prospectus carefully, especially the risks discussed under “Risk Factors”.

We are a preeminent international financial advisory and asset management firm that has long specialized in crafting solutions to the complex financial and strategic challenges of our clients. We serve a diverse set of clients around the world, including corporations, partnerships, institutions, governments and high-net worth individuals. The first Lazard partnership was established in 1848. Over time we have extended our activities beyond our roots in New York, Paris and London. We currently operate from 29 cities in key business and financial centers across 16 countries throughout Europe, North America, Asia, Australia and South America. We focus primarily on two businesses, Financial Advisory and Asset Management. We believe that the mix of our activities across business segments, geographic regions, industries and investment strategies helps to diversify and stabilize our revenue stream.

Our principal executive offices are located in the United States at 30 Rockefeller Plaza, New York, New York 10020, with a general telephone number of (212) 632-6000, in France at 121 Boulevard Haussmann, 75382 Paris Cedex 08, with a general telephone number of 33-1-44-13-01-11, in the U.K. at 50 Stratton Street, London W1J 8LL, with a general telephone number of 44-207-187-2000 and in Italy at via Dell’Orso 2, 20121 Milan, with a general telephone number of 39-02-723121. We maintain an Internet site at http://www.lazard.com. Our website and the information contained on that site, or connected to that site, is not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to exchange your notes.

Summary of Terms of the Exchange Offer

On June 21, 2007, we completed a private placement of $600,000,000 aggregate principal amount of 6.85% Senior Notes due 2017, which we refer to in this prospectus as the “original notes”. In connection with that private placement, we entered into a registration rights agreement for the original notes in which we agreed to, among other things, use our reasonable best efforts to complete an exchange offer of the issuance of the original notes.

The Exchange Offer

We are offering to exchange up to $600,000,000 aggregate principal amount of 6.85% Senior Notes due 2017, which we refer to in this prospectus as the “exchange notes”, for a like principal amount of our outstanding original notes. The original notes and the exchange notes are collectively referred to in this prospectus as the “notes”. The original notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof. See “The Exchange Offer—Terms of the Exchange”.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 16, 2007, unless Lazard Group extends the exchange offer. See “The Exchange Offer—Expiration Date; Extensions; Amendments”.

Withdrawal Rights	You may withdraw your tender of original notes at any time before the exchange offer expires. See “The Exchange Offer—Withdrawal of Tenders”.

Certain Conditions to the Exchange Offer

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer”.

Procedures for Tendering Original Notes

To tender original notes held in book-entry form through the Depository Trust Company, or “DTC”, you must transfer your original notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or “ATOP”, system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the original notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business,

•

you have no arrangement, intent or understanding with any person to participate in the distribution of the exchange notes (within the meaning of the Securities Act of 1933, as amended, or the “Securities Act”),

•

you are not our “affiliate” (as defined in Rule 405 under the Securities Act) or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•

if you are a broker-dealer, you will receive exchange notes for your own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities and you will deliver a prospectus in connection with any resale of the exchange notes, and

•	if you are a broker-dealer, you are not acting on behalf of any person who could not truthfully and completely make the above representations.

Special Procedures for Beneficial Holders

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender original notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your original notes, either make appropriate arrangements to register ownership of the original notes in your name or obtain a properly completed bond power from the registered holder.

Consequences If You Do Not Exchange Your Original Notes

All untendered original notes will remain subject to the restrictions on transfer provided for in the original notes and in the indenture. Generally, the original notes that are not exchanged for exchange notes in the exchange offer will remain restricted securities, and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state or foreign securities laws.

After the exchange offer is closed, we will no longer have an obligation to register the original notes, except for some limited exceptions. See “Risk Factors—If you fail to exchange your original notes, they will continue to be restricted securities and may be less liquid”.

Exchange Date; Issuance of Exchange Notes

The date of acceptance for exchange of each series of original notes is the exchange date, which will be the first business day following the expiration date of the exchange offer. We will issue exchange notes in exchange for original notes tendered and accepted in the exchange offer promptly following the exchange date. See “The Exchange Offer—Terms of the Exchange”.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See “The Exchange Offer—Accounting Treatment”.

Certain Tax Consequences	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. Federal income tax purposes. See “Certain Material U.S. Federal Tax Considerations”.

Resale

Under existing interpretations of the Securities Act by the staff of the Securities Exchange Commission, or the “SEC”, contained in several no-action letters to third parties, and subject to the immediately following sentence, Lazard Group believes that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of original notes, as set forth under “The Exchange Offer—Procedures for Tendering”). However, any holder of original notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the exchange notes in the ordinary course of business,

•	intends to distribute the exchange notes as part of the exchange offer, or

•	is a broker-dealer who purchased original notes from us in the initial offering of the original notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender original notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for original notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution”.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of exchange notes in connection with the exchange offer. See “Use of Proceeds”.

For a description of the use of proceeds from the sale of the original notes, see “Use of Proceeds”.

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer. See “The Exchange Offer—Exchange Agent”.

Summary of Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

The exchange notes will be identical in all material respects to the original notes for which they have been exchanged, except:

•

the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the original notes or bear restrictive legends,

•	the exchange notes will not be entitled to registration rights, and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	Lazard Group LLC.

Securities Offered	$600,000,000 aggregate principal amount of 6.85% Senior Notes due 2017.

Interest Rate	The notes will bear interest at a rate equal to 6.85% per annum.

Maturity	June 15, 2017.

Interest Payment Dates	Semi-annually on June 15 and December 15 of each year, beginning on December 15, 2007.

Ranking	The notes will be senior unsecured obligations of Lazard Group and will:

•	rank equally in right of payment with all of its existing and future senior indebtedness

•	rank senior in right of payment to all of its existing and future subordinated indebtedness,

•	be effectively subordinated in right of payment to its secured debt to the extent of the value of the assets securing such debt, and

•	be effectively subordinated in right of payment to all existing and future debt and other liabilities of its subsidiaries.

As of March 31, 2007, after giving effect to the sale of the notes and the repayment of Lazard Group’s $96 million senior promissory note and $50 million subordinated promissory note with a portion of the proceeds thereof, the total outstanding consolidated debt of Lazard Group, excluding unused commitments made by lenders, would have been approximately $1.8 billion, including, in addition to the notes, $987.5 million of senior indebtedness of Lazard Group, which ranks equally in right of payment with the notes.

Holders of the notes will only be creditors of Lazard Group, and not of its subsidiaries. Neither Lazard Ltd nor any of Lazard Group’s subsidiaries will guarantee the notes. As a result, all of the existing and future liabilities of our subsidiaries, including any claims of trade creditors, will be effectively senior to the notes.

The total balance sheet liabilities of our subsidiaries as of March 31, 2007, excluding unused commitments made by lenders, were approximately $1.6 billion, including $175 million of indebtedness. Of this subsidiary indebtedness, a financing subsidiary of ours issued a $150 million subordinated note that Lazard Group has guaranteed, and Lazard Group’s obligation under the guarantee is subordinated to the notes.

For more information on the ranking of the notes, see “Description of Notes—Ranking”.

Optional Redemption

The notes will be redeemable, in whole or in part, at any time at a “make-whole” redemption price. In the case of any such redemption, Lazard Group will also pay accrued and unpaid interest, if any, to the date of such redemption. Fore more detailed information on the redemption prices, see “Description of the Notes—Optional Redemption”.

Change of Control Repurchase Event

Upon the occurrence of a change of control triggering event, holders of notes will have the right to require us to repurchase all or any part of their exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. For more information, see “Description of Notes—Change of Control”.

Certain Covenants	The indenture governing the notes contains covenants that will limit the ability of Lazard Group and its subsidiaries to, among other things:

•	create liens,

•	sell or otherwise dispose of the capital stock of certain subsidiaries, and

•	engage in consolidations and mergers or sell or transfers assets.

All of these limitations are subject to important exceptions and qualifications described under “Description of Notes—Certain Covenants”.

Risk Factors	See “Risk Factors” for a discussion of some of the key factors you should carefully consider before deciding to exchange your original notes for exchange notes.

Absence of Established Trading Market for the Exchange Notes	The exchange notes will constitute new classes of securities with no established trading markets. For more detailed information, see “Plan of Distribution”.

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds”.

For a description of the use of proceeds from the sale of the original notes, see “Use of Proceeds”.

RISK FACTORS

Participating in this exchange offer involves risks. Prior to making a decision to exchange your original notes, you should carefully consider, among other matters, the following risk factors, we well as those incorporated by reference in this prospectus from Lazard Group’s Annual Report on Form 10-K for the year ended December 31, 2006 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other filings Lazard Group may make from time to time with the SEC.

Risks Related to Our Business

Newly introduced U.S. tax legislation would, if enacted in its proposed form, preclude Lazard Ltd from qualifying for treatment as a partnership for U.S. federal income tax purposes, which could impact, negatively or positively, our effective tax rate starting in 2013.

On June 14, 2007, the Chairman and the Ranking Republican Member of the United States Senate Committee on Finance introduced legislation that would tax as corporations those publicly traded partnerships that directly or indirectly derive any income from investment adviser or asset management services. This new legislation, if enacted in its proposed form, would be effective as of June 14, 2007, and, under a transition rule, it would apply to Lazard Ltd in respect of Lazard Ltd’s taxable year beginning January 1, 2013. This new legislation, if enacted in its proposed form, may impact, negatively or positively, Lazard Ltd’s U.S. tax liability. At this time we are unable to predict with any degree of certainty what the impact would be on our effective tax rate in 2013 and thereafter as a result of the proposed legislation.

Risks Related to the Exchange Offer and the Notes

Lazard Group is the sole obligor under the notes. Neither Lazard Ltd nor Lazard Group’s subsidiaries will guarantee Lazard Group’s obligations under the notes and they do not have any obligations with respect to the notes. The notes will be effectively subordinated to Lazard Group’s existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness and structurally subordinated to all indebtedness and other obligations of Lazard Group’s subsidiaries.

Lazard Group has no operations of its own and derives all of its revenue and cash flow from its subsidiaries. Neither Lazard Ltd nor Lazard Group’s subsidiaries will guarantee the notes. Lazard Ltd and Lazard Group’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefore, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets will be structurally subordinated to the claims of any subsidiary’s creditors, including trade creditors and holders of debt of those subsidiaries. As a result, the notes are structurally subordinated to the prior payment of all of the debts (including trade payables) of Lazard Group’s subsidiaries. Lazard Group’s subsidiaries have a significant amount of indebtedness. The total balance sheet liabilities of Lazard Group’s subsidiaries as of March 31, 2007, after giving effect to the sale of the notes and the repayment of Lazard Group’s $96 million senior promissory note and $50 million subordinated promissory note with a portion of the net proceeds thereof, excluding unused commitments made by lenders, would have been approximately $1.6 billion, including $175 million of indebtedness. Of this subsidiary indebtedness, a financing subsidiary of ours issued a $150 million subordinated note that Lazard Group has guaranteed, and Lazard Group’s obligation under the guarantee is subordinated to the notes in this offering. The indenture that governs the notes will not contain any limitations on the amount of additional debt that Lazard Group and its subsidiaries may incur. The amounts of this debt could be substantial, and this debt may be debt of our subsidiaries, in which case this debt would be effectively senior in right of payment to the notes.

Lazard Group is a holding company and therefore depends on its subsidiaries to service its obligations under the notes. Lazard Group’s ability to repay the notes depends upon the performance of its subsidiaries and their ability to make distributions of Lazard Group.

Lazard Group depends on its subsidiaries, which conduct the operations of the businesses, for dividends, and other payments to generate the funds necessary to meet its financial obligations, including payments of principal and interest on the notes. However, none of Lazard Group’s subsidiaries is obligated to make funds available to it for payment on the notes. In addition, legal and contractual restrictions in agreements governing other current and future indebtedness, as well as financial condition, minimum regulatory net capital and similar requirements and operating requirements of Lazard Group’s subsidiaries, currently limit and may, in the future, limit Lazard Group’s ability to obtain cash from its subsidiaries. The earnings from, or other available assets of Lazard Group’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Lazard Group to make payments in respect of the notes when such payments are due. In addition, even if such earnings were sufficient, the agreements governing the current and future indebtedness of Lazard Group’s subsidiaries and regulatory requirements with respect to our broker-dealer and other regulated subsidiaries may not permit such subsidiaries to provide Lazard Group with sufficient dividends, distributions or loans to fund interest and principal payments on the notes when due. See “Description of Notes—Ranking”.

There may be no active trading market for the exchange notes.

The exchange notes will constitute a new issue of securities for which there is no established trading market. Lazard Group does not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers have advised us that they currently intend to make a market in the exchange notes, they are not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to the limits imposed by the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement.

To the extent any original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

The notes offering may be challenged by creditors as a fraudulent transfer or conveyance.

While Lazard Group does not believe that the notes offering will result in a fraudulent conveyance or transfer, if a court in a suit by an unpaid creditor or representative of Lazard Group’s creditors such as a trustee in bankruptcy, or Lazard Group itself, as debtor-in-possession in a reorganization case under Title 11 of the U.S. Bankruptcy Code were to find that:

•	the issuance of the notes was undertaken for the purpose of hindering, delaying or defrauding Lazard Group’s creditors, or

•

Lazard Group received less than reasonably equivalent value or fair consideration in connection with the notes offering and (i) it was insolvent immediately prior to, or was rendered insolvent by, the notes offering, or (ii) immediately prior to, or as of the effective time of, the completion of the notes offering, and after giving effect thereto, Lazard Group intended or believed that Lazard Group would be unable to pay its debts as they became due, or (iii) the capital of Lazard Group immediately prior to or, at the effective time of, the completion of the notes offering, and after giving effect thereto, was inadequate to conduct its business, then that court could determine that the notes offering violated applicable provisions of the U.S. Bankruptcy Code or applicable state fraudulent transfer or conveyance laws. This determination would permit the bankruptcy trustee, debtor-in-possession or unpaid creditors to subordinate or render unenforceable the debt incurred in the notes offering, seek to recover payments made on such debt or take other action detrimental to you as a holder of the notes.

The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation,

•

the present saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured, or

•	it is generally not paying its debts as they become due.

Similar provisions would also apply in any other jurisdiction in which the notes offering took effect.

If you fail to exchange your original notes, they will continue to be restricted securities and may be less liquid.

Original notes that you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue exchange notes in exchange for the original notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering”. Such procedures and conditions include timely receipt by the exchange agent of such original notes and of a properly completed and duly executed letter of transmittal or confirmation of book-entry transfer. Because we anticipate that most holders of original notes will elect to exchange their original notes, we expect that the liquidity of the market for each series of the original notes remaining after the completion of the exchange offer will be substantially limited. Any original notes of a series tendered and exchanged in the exchange offer will reduce the aggregate principal amount outstanding of that series. Following the exchange offer, if you did not tender your original notes you generally will not have any further registration rights, and such original notes will continue to he subject to certain transfer restrictions. Accordingly, the liquidity of the market for each series of original notes could be adversely affected.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act, relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This information is available from us without charge to holders of the original notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

You may obtain copies of this information and exhibits at no charge by writing or telephoning us at the following address or telephone number: Lazard Group LLC, 30 Rockefeller Plaza, New York, New York 10020, Attention: Investor Relations, with a telephone number of (212) 632-6000.

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than August 16, 2007. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “The Exchange Offer—Expiration Date; Extensions; Amendments” for more detailed information.

Lazard Group files annual, quarterly and current reports and other information with the SEC. You may read and copy any document Lazard Group files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lazard Group’s SEC filings are also available to the public from the SEC’s internet site at http://www.sec.gov.

We maintain an Internet site at http://www.lazard.com. Our website, and the information contained on or connected to that site, is not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to exchange your notes.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the “Exchange Act”. We have made statements in this prospectus and in the information incorporated by reference in this prospectus under the captions “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and in other sections of this prospectus and of the information incorporated herein by reference that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties outlined in “Risk Factors”, including the following:

•	a decline in general economic conditions or the global financial markets,

•	losses caused by financial or other problems experienced by third parties,

•	losses due to unidentified or unanticipated risks,

•	a lack of liquidity, i.e., ready access to funds, for use in our businesses, and

•	competitive pressure.

These risks and uncertainties are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about the:

•	business’ possible or assumed future results of operations and operating cash flows,

•	business’ strategies and investment policies,

•	business’ financing plans and the availability of short-term borrowing,

•	business’ competitive position,

•	future acquisitions, including the consideration to be paid and the timing of consummation,

•	potential growth opportunities available to our businesses,

•	recruitment and retention of our managing directors and employees,

•	target levels of compensation,

•	business’ potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts,

•	likelihood of success and impact of litigation,

•	expected tax rate,

•	changes in interest and tax rates,

•	expectations with respect to the economy, securities markets, the market for mergers and acquisitions activity, the market for asset management activity and other industry trends,

•	effects of competition on our businesses, and

•	impact of future legislation and regulation on our businesses.

We are committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, we use our websites to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information, and the posting of updates of assets under management, in various mutual funds, hedge funds and other investment products managed by Lazard Asset Management LLC, which we refer to in this prospectus as “LAM”, and its subsidiaries. Monthly updates of these funds are posted to the LAM website (http://www.lazardnet.com) by the third business day following the end of each month. Investors can link to Lazard Group and its operating company websites through http://www.lazard.com. Our website and the information contained on that site, or connected to that site, is not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to exchange your notes.

USE OF PROCEEDS

We will not receive any proceeds from the exchange of original notes for exchange notes or the issuance of exchange notes in connection with the exchange offer.

We estimate that we received net proceeds of approximately $593 million from the sale of the original notes, after deducting the initial purchasers’ discounts and other expenses. We intend to use the net proceeds from the sale of the original notes for (i) expansion of our Financial Advisory practice by geography and adjacent businesses, through both acquisitions and investments, (ii) expansion of our Asset Management business through acquisitions and by seeding new investment products, (iii) other strategic acquisitions or investments, (iv) repayment of Lazard Group’s $96 million senior promissory note and $50 million subordinated promissory note, which occurred on June 29, 2007, and (v) general corporate purposes. We are currently in discussions regarding two potential, unrelated acquisitions of financial advisory businesses. Both potential acquisitions would involve a combination of Lazard Ltd common stock and cash consideration. Neither of the acquisitions nor the consideration to be paid would be material. We cannot assure you that either or both of these potential acquisitions will close.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges for Lazard Group and its subsidiaries on a consolidated basis for the periods indicated.

For purposes of computing the ratio of earnings to fixed charges and pro forma ratio of earnings to fixed charges:

•

earnings represent income from continuing operations before income taxes and minority interest in net income and, for periods prior to May 10, 2005, the date of the equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges; and

•	fixed charges represent the interest expense and portion of rental expense from continuing operations, which represents an appropriate interest factor.

The pro forma ratio of earnings to fixed charges gives pro forma effect to the net incremental interest expense related to the sale of the notes and the repayment of Lazard Group’s $96 million senior promissory note and $50 million subordinated promissory note with a portion of the net proceeds thereof.

						For the Three Months Ended March 31, 2007

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	3.79	4.65	7.65	10.20	9.94	3.22
Pro forma ratio of earnings to fixed charges	2.90					2.57

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the original notes, we entered into a registration rights agreement with the initial purchasers of the original notes, under which we agreed to use our reasonable best efforts to file and have declared effective an exchange offer registration statement under the Securities Act and to consummate the exchange offer.

We are making the exchange offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of exchange notes, but not a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act, who exchanges original notes for exchange notes in the exchange offer, generally may offer the exchange notes for resale, sell the exchange notes and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the exchange notes only if the holder acquires the exchange notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the exchange notes.

Any holder of the original notes using the exchange offer to participate in a distribution of exchange notes cannot rely on the no-action letters referred to above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer that acquired original notes directly from us, but not as a result of market-making activities or other trading activities, must also comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from such requirements.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution”. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of not less than 90 days after the expiration date for the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any such resale. See “Plan of Distribution”.

Except as described above, this prospectus may not be used for an offer to resell, or for the resale or other transfer of exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of tenders would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of the exchange offer, we will accept any and all original notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date for the exchange offer. The date of acceptance for exchange of the original notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this prospectus). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $600,000,000 exchange notes for a like principal amount of the outstanding original notes tendered and accepted in connection with the exchange offer. The exchange notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their original notes in connection with the exchange offer, but only in minimum principal amounts of $2,000 and integrals of $1,000 in excess thereof.

The terms of the exchange notes will be identical in all material respects to the terms of the original notes, except that the exchange notes will have been registered under the Securities Act and are issued free from any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to complete the exchange offer by certain dates. The exchange notes will evidence the same debt as the original notes and will be issued under the same indenture and entitled to the same benefits under that indenture as the original notes being exchanged. As of the date of this prospectus, $600,000,000 in aggregate principal amount of the original notes are outstanding.

In connection with the issuance of the original notes, we have arranged for the original notes originally purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company (“DTC”), acting as depositary. The exchange notes will be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Original notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but, subject to certain limited exceptions, will not be entitled to any registration rights under the registration rights agreement. See “—Consequences of Failures to Properly Tender Original Notes in the Exchange Offer”.

We shall be considered to have accepted validly tendered original notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the original notes, without expense, to the tendering holder as quickly as possible after the expiration date.

Holders who tender original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of original notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses”.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on August 16, 2007 unless extended by us in our sole discretion (but in no event to a date later than August 30, 2007), in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•

to delay accepting any original notes, to extend the offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.

If we delay accepting any original notes or terminate the exchange offer, we will promptly pay the consideration offered, or return any original notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

Interest on the Exchange Notes

Interest on the exchange notes will accrue at the rate of 6.85% from the most recent date to which interest on the original notes has been paid.

Interest on the exchange notes will be paid semiannually to holders of record at the close of business on the June 15 or December 15 of each year, commencing on December 15, 2007.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any original notes and may terminate the exchange offer as provided in this prospectus before the acceptance of the original notes, if prior to the expiration date:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

•

any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

•

any law, statute, rule or regulation is proposed, adopted or enacted, which in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

•	any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such rights, and such rights shall be considered ongoing rights which may be asserted at any time and from time to time.

If we determine in our reasonable discretion that any of the conditions listed above are not satisfied, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders;

•

extend the exchange offer and retain all original notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these original notes (see “Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered original notes which have not been withdrawn.

Procedures for Tendering

Unless the tender is being made in book-entry form, to tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•

mail or otherwise deliver the letter of transmittal or the facsimile, the original notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account. The exchange agent will make a request to establish an account for each series of original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s system may make book-entry deliveries of original notes by causing DTC to transfer those original notes into the exchange agent’s account at DTC according to DTC’s procedures for transfer.

To validly tender original notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Transfer Offer Program. DTC will then edit and verify the acceptance, execute a book-entry transfer of the tendered original notes into the applicable account of the exchange agent at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message stating that DTC has received an express acknowledgment from the participant in DTC tendering the original notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the letter of transmittal against the participant.

A tender of original notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents are transmitted to and received by the exchange agent at the address set forth below under the caption “Exchange Agent” for its receipt on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

The tender by a holder of original notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal of original notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering such beneficial owner’s original notes, either make appropriate arrangements to register ownership of the original notes in such beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on letters of transmittal or notices of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the original notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

In the event that a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, such guarantee must be by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution”.

If the letter of transmittal is signed by a person other than the registered holder of any original notes, the original notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any original notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered original notes in our sole discretion. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular original notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of original notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification or for the inaccuracy of such notice. Tenders of original notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right, as set forth above under the caption “Conditions to the Exchange Offer”, to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the exchange notes acquired in connection with the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes;

•	the holder has no arrangements or understanding with any person to participate in the distribution of such exchange notes within the meaning of the Securities Act;

•

the holder is not an “affiliate” (as defined in Rule 405 under the Securities Act) of the Company or if it is an affiliate, such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes; and

•	if the holder is a not a broker-dealer, that it is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

Guaranteed Delivery Procedures

A holder who wishes to tender its original notes and:

•	whose original notes are not immediately available;

•	who cannot deliver the holder’s original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete the procedures for book-entry transfer before the expiration date;

may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

(i) a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

(ii) the name and address of the holder, and

(iii) the certificate number(s) of the original notes, if any, and the principal amount of original notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and the certificate(s) representing the original notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered original notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of original notes in connection with the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who deposited the original notes to be withdrawn;

•	identify the original notes to be withdrawn (including the certificate number(s), if any, and principal amount of such original notes);

•

be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such original notes into the name of the person withdrawing the tender; and

•	specify the name in which any such original notes are to be registered, if different from that of the depositor.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices of withdrawal. Any original notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued unless the original notes withdrawn are validly re-tendered. Any original notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following one of the procedures described above under the caption “Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent at its offices at The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street—7 East, New York, New York 10286, Attention: William Buckley. The exchange agent’s telephone number is (212) 815-5788 and facsimile number is (212) 298-1915.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and certain accounting and legal fees.

Holders who tender their original notes for exchange will generally not be obligated to pay transfer taxes. However, if:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes tendered; or

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer;

then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of Failures to Properly Tender Original Notes in the Exchange Offer

Issuance of the exchange notes in exchange for the original notes in the exchange offer will be made only after timely receipt by the exchange agent of such original notes, a properly completed and duly executed letter of transmittal or confirmation of book-entry transfer and all other required documents. Therefore, holders of the original notes desiring to tender such original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of original notes for exchange. Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the exchange offer, certain registration rights under the applicable registration rights agreement will terminate. In the event the exchange offer is completed, we will not be required to register the remaining original notes. Remaining original notes will continue to be subject to the following restrictions on transfer:

•

the remaining original notes may be resold only (i) if registered pursuant to the Securities Act, (ii) if an exemption from registration is available, or (iii) if neither such registration nor such exemption is required by law; and

•	the remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining original notes under the Securities Act. To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for remaining original notes could be adversely affected. See “Risk Factors—Risks Related to the Exchange Offer and the Notes—If you fail to exchange your original notes, they will continue to be restricted securities and may be less liquid”.

DESCRIPTION OF NOTES

We are issuing the exchange notes under the same indenture, dated as of May 10, 2005, between us and The Bank of New York, as trustee (the “Trustee”), as supplemented by a supplemental indenture, dated June 21, 2007, setting forth specific terms of the exchange notes and original notes. In this description, the words “we”, “us”, “our” and “Lazard Group” refer only to Lazard Group LLC and not to Lazard Ltd or any of Lazard Group’s subsidiaries. When we refer to the indenture in this prospectus, we are referring to the indenture as supplemented by the supplemental indenture.

The following summary of certain provisions of the indenture and the exchange notes and the original notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture, including, without limitation, the definitions of certain terms in the indenture. Copies of the indenture are available upon request of the issuer at the address indicated under “Where You Can Find Additional Information”.

As described under “The Exchange Offer”, we agreed with the initial purchasers of the original notes to file a registration statement enabling eligible holders to exchange the original notes for exchange notes.

We do not intend to apply for listing or quotation of the exchange notes on any securities exchange or automated quotation system.

We are offering to issue up to $600 million of exchange notes in this exchange offer in exchange for all of the outstanding original notes. As described under “—Further Issuances”, under the indenture we can issue additional notes at later dates. In addition, we can issue additional series of debt securities without limitation as to aggregate principal amount under the indenture in the future.

General

The exchange notes will be part of the same series as the original notes, and will have identical terms to the original notes in all material respects, except for certain provisions relating to transfer restrictions, registration rights and additional interest, as described more fully below. Accordingly, except as where otherwise indicated below, this discussion of the terms of the exchange notes applies to the original notes as well. As the exchange notes and the original notes are part of the same series of notes, when a vote of that series is contemplated, the exchange notes and the original notes will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount of notes of that series have taken actions or exercised rights they are entitled to take or exercise under the indenture. References in this prospectus to the issuer of the notes mean Lazard Group.

The exchange notes will be issued only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 above that amount. The exchange notes initially will be represented by one or more global certificates registered in the name of a nominee of the DTC, as described under “—Book-Entry, Delivery and Form”.

The Trustee, through its corporate trust office in New York City, will act as our paying agent and security registrar in respect of the notes. The current location of such corporate trust office is 101 Barclay Street, Floor 8 West, New York, New York 10286. So long as the notes are issued in the form of global certificates, payments of principal, interest and premium, if any, will be made by us through the paying agent to DTC.

The notes will not be entitled to the benefit of any sinking fund.

Principal, Maturity and Interest

The notes will mature on June 15, 2017. We are issuing up to $600 million aggregate principal amount of exchange notes in this exchange offer. Interest on the notes will accrue at a rate of 6.85% per annum and will be payable semi-annually in arrears on June 15 and December 15 of each year beginning on December 15, 2007.

We will pay interest to those persons who are holders of record on the June 1 or December 1 immediately preceding each interest payment date. Interest on the notes will accrue from the date of original issuance of the notes or, if interest has already been paid on the notes, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the previously issued notes, including for voting purposes.

Optional Redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the note being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest on such note (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points.

In the case of any such redemption, we will also pay accrued and unpaid interest, if any, to the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Trustee as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealers” means Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., and their respective successors, and any other primary Treasury dealer we select. If any of the foregoing ceases to be a primary U.S. government securities dealer in New York City, we must substitute another primary Treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date: (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the

Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month), or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the date fixed for redemption.

We will mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Any notice to holders of notes of such a redemption shall include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an officers’ certificate delivered to the Trustee no later than two business days prior to the redemption date. Unless we default on payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption. If fewer than all of the notes are to be redeemed, the Trustee will select, at least 25 days and not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called (i) if the notes are listed on any securities exchange, in accordance with the requirements of such exchange, or (ii) if the notes are not so listed, by such method as the Trustee deems fair and appropriate.

Ranking

The notes will be:

•	senior unsecured obligations of Lazard Group,

•	equal in ranking (“pari passu”) with all our existing and future senior indebtedness, and

•	senior in right of payment to all our existing and future subordinated indebtedness.

As of March 31, 2007, after giving effect to the notes offering and the repayment of Lazard Group’s $96 million senior promissory note and $50 million subordinated promissory note with a portion of the proceeds thereof, the total outstanding consolidated debt of Lazard Group, excluding unused commitments made by lenders, was approximately $1.8 billion, including, in addition to the notes, (i) $987.5 million of senior indebtedness of Lazard Group, which ranks equally in right of payment with the notes, and (ii) $175 million of indebtedness of subsidiaries of Lazard Group (including $150 million of subordinated convertible debt and $25 million in capitalized lease obligations), which will be effectively senior in right of payment to the notes.

We only have a stockholder’s claim on the assets of our subsidiaries. This stockholder’s claim is junior to the claims that creditors of those subsidiaries have against those subsidiaries. Holders of the notes will only be creditors of Lazard Group, and not of our subsidiaries. Neither Lazard Ltd nor any of our or Lazard Ltd’s subsidiaries will guarantee the notes. As a result, all the existing and future liabilities of our subsidiaries, including any claims of trade creditors and preferred equity interests, are effectively senior to the notes.

The total balance sheet liabilities of Lazard Group’s subsidiaries as of March 31, 2007, excluding unused commitments made by lenders, were approximately $1.6 billion, including $175 million of indebtedness. Of this subsidiary indebtedness, a financing subsidiary of Lazard Group issued a $150 million subordinated note that Lazard Group has guaranteed, and Lazard Group’s obligation under the guarantee is subordinated to the notes.

Lazard Group’s subsidiaries have other liabilities, including contingent liabilities that may be significant. The indenture does not contain any limitations on the amount of additional debt that we and our subsidiaries may incur. The amount of this debt could be substantial, and this debt may be debt of our subsidiaries, in which case this debt would be effectively senior in right of payment to the notes.

The notes are obligations exclusively of Lazard Group. All of our operations are conducted through subsidiaries. Therefore, our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to us. Certain laws and regulations, including minimum regulatory net capital requirements, restrict the ability of our subsidiaries to pay dividends and make loans and advances to us. In addition, such subsidiaries have entered into and may enter into contractual arrangements that limit their ability to pay dividends and make loans and advances to us.

Change of Control

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our option to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part (in integral multiples of $1,000 original principal amount) of their notes pursuant to the offer described below (a “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment (a “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Exchange Act, as amended, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts and compliance with law.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and the properties and assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for a Change in Control Offer made by us and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means that the notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date not later than the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided, however, that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at our or its request that the reduction was the result, in whole or in substantial part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Below Investment Grade Rating Event).

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

(1)	a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act, other than (x) Lazard Ltd and its subsidiaries (including us and our subsidiaries), (y) LAZ-MD Holdings LLC and its subsidiaries or (z) any such person or group a majority of which (measured by reference to beneficial ownership of voting stock) consists of current executive officers, managing directors or other employees of Lazard Ltd and its subsidiaries (including us and our subsidiaries) (any such person or group described in clauses (x), (y) and (z), a “Permitted Holder”), has become the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of (x) our membership units representing more than 50% of the voting power of our membership units entitled to vote generally in the election of directors or (y) for so long as Lazard Ltd controls us, common stock of Lazard Ltd representing more than 50% of the voting power of common stock of Lazard Ltd entitled to vote generally in the election of directors of Lazard Ltd;

(2)	the current executive officers, managing directors or other employees of Lazard Ltd and its subsidiaries (including us and our subsidiaries) have become the direct or indirect “beneficial owners”, as defined in Rule 13d-3 under the Exchange Act, of (x) our membership units (or other Capital Stock of our successor) representing more than 75% of the voting power of our membership units (or other Capital Stock of our successor) entitled to vote generally in the election of directors or (y) for so long as Lazard Ltd controls us, common stock of Lazard Ltd representing more than 75% of the voting power of common stock of Lazard Ltd entitled to vote generally in the election of directors of Lazard Ltd; or

(3)(x)	a consolidation or merger involving us or, for so long as Lazard Ltd controls us, Lazard Ltd or (y) a disposition of all or substantially all of our properties and assets to another person, other than the following transactions:

(a)	any transaction undertaken solely for the purpose of changing our jurisdiction of organization or legal form;

(b)	any transaction principally relating to a sale of Capital Stock of a Designated Subsidiary to which the covenant entitled “Limitation on Dispositions of Capital Stock of Designated Subsidiaries” is applicable;

(c)	any transaction involving Lazard Ltd, LAZ-MD Holdings LLC or any of their respective subsidiaries (including any of our subsidiaries), so long as such transaction is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with, or disposing all or substantially all our properties and assets to, any person (other than a Permitted Holder);

(d)	in the case of a transaction involving the merger or consolidation of Lazard Ltd with another person, any transaction pursuant to which holders of Lazard Ltd common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the voting power of all equity interests entitled to vote generally in the election of directors of the continuing or surviving or successor entity immediately after giving effect to such transaction; or

(e)	in the case of a transaction involving the merger or consolidation of us with another person, any transaction pursuant to which holders of our membership interests immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the voting power of all equity interests entitled to vote generally in the election of directors of the continuing or surviving or successor entity immediately after giving effect to such transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch” means Fitch Ratings.

“Investment Grade Rating” means a rating equal to or higher than BBB—(or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB—(or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Services, Inc.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

The term “person” includes any syndicate or group that would be deemed to be a “person” for purposes of Section 13(d) of the Exchange Act.

The change of control feature of the notes may in certain circumstances make it more difficult or discourage a sale or takeover of us or Lazard Ltd and, thus, the removal of incumbent management. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes.

Certain Covenants

Limitation on Liens

We shall not, and shall not permit any of our Significant Subsidiaries to, directly or indirectly, incur or suffer to exist, any Lien, which we refer to in this prospectus as the “Initial Lien”, other than Permitted Liens, securing Debt upon any Capital Stock of any of our Significant Subsidiaries that is owned, directly or indirectly, by us or any of our subsidiaries, in each case whether owned at the date of the original issuance of the notes or thereafter acquired, or any interest therein or any income or profits therefrom unless we have or such subsidiary has made or will make effective provision whereby the notes will be secured by such Lien equally and ratably with (or prior to) all other Debt of Lazard Group or any subsidiary secured by such Lien. Any Lien created for the benefit of the holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien will be automatically and unconditionally released and discharged upon release and discharge of the Initial Lien.

Limitation on Dispositions of Capital Stock of Designated Subsidiaries

This paragraph summarizes the covenant described below, which should be read in its entirety by note holders. This covenant requires that if Lazard Group or a subsidiary consummates a sale or other disposition of any Capital Stock of a Designated Subsidiary or a Designated Subsidiary issues Capital Stock, in each case to a person other than Lazard Group or a subsidiary of Lazard Group, then:

•	Lazard Group or such subsidiary must receive consideration at the time of such Designated Subsidiary Stock Disposition at least equal to the fair market value of such Capital Stock, and

•	Lazard Group or its subsidiaries may be required to offer to redeem, repay or reduce commitments in respect of certain indebtedness or invest in additional assets as follows:

Ownership of Class or Series of Capital Stock After Giving Effect to Transaction	Required Action
Greater than 65%	• none

Greater than 50% and less than 65%	• redeem or repay debt secured by such capital stock, or • reduce commitments under credit facility, or • invest in additional assets, or • offer to purchase notes and other pari passu debt

50% or less

•        if Lazard Group’s senior unsecured debt has at least one investment grade rating: none

•        if Lazard Group’s senior unsecured debt does not have at least one investment grade rating:

•        redeem or repay debt secured by such capital stock, or

•        reduce commitments under credit facility, or

•        offer to purchase notes and other pari passu debt and

•        investment in additional assets not permitted

The amount Lazard Group must use as described above is limited to the fair market value of the consideration attributable to the portion of Capital Stock disposed of in excess of 35% of such class or series of capital stock.

Lazard Group will not, and will not permit any subsidiary to, directly or indirectly, consummate any Designated Subsidiary Stock Disposition unless we or such subsidiary receives consideration at the time of such Designated Subsidiary Stock Disposition at least equal to the fair market value of the Capital Stock included in such Designated Subsidiary Stock Disposition as determined by our board of directors (acting in good faith).

If Lazard Group or any subsidiary engages in a Designated Subsidiary Stock Disposition, Lazard Group or any subsidiary may apply, at its option, no later than six months following the consummation thereof (or, if later, six months after the execution of any agreement with respect to such application, which agreement is signed within six months of the date of such Designated Subsidiary Stock Disposition) an amount equal to the Disposition Amount to:

(1) redeem or repay any Debt which was secured by the Capital Stock sold or otherwise transferred in such Designated Subsidiary Stock Disposition,

(2) permanently reduce the amount of the loan commitments under the Credit Agreement, or

(3) reinvest in Additional Assets.

The amount of the Disposition Amount not applied or invested as provided in this paragraph will constitute the “Excess Disposition Amount”.

When the aggregate Excess Disposition Amount equals or exceeds $25.0 million, Lazard Group will be required to make an offer to purchase for cash the notes from all holders and, if applicable, redeem or repay (or make an offer to do so) any other Debt of Lazard Group that is pari passu in payment in right of the notes, which we refer to in this prospectus as the “Pari Passu Debt”, and the provisions of which require Lazard Group to redeem or repay such Debt with the proceeds from or as a result of any Designated Subsidiary Stock Dispositions (or offer to do so), in an aggregate principal amount of notes and such Pari Passu Debt equal to the Excess Disposition Amount as follows:

(1) Lazard Group will (a) make an offer to purchase for cash (a “Stock Disposition Offer”) the notes to all holders in accordance with the procedures set forth in the indenture, and (b) redeem (or make an offer to do so) any such other Pari Passu Debt, pro rata in proportion to the respective principal amounts of the notes and such other Pari Passu Debt required to be redeemed, the maximum principal amount of notes and Pari Passu Debt that may be redeemed out of the amount (the “Payment Amount”) of such Excess Disposition Amount,

(2) the offer price for the notes will be payable in cash in an amount equal to 100% of the principal amount of the notes tendered pursuant to a Stock Disposition Offer, plus accrued and unpaid interest thereon, if any, to the date such Stock Disposition Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the indenture and the redemption price for such Pari Passu Debt (the “Pari Passu Debt Price”) shall be as set forth in the related documentation governing such Debt,

(3) if the aggregate Offered Price of notes validly tendered and not withdrawn by holders thereof exceeds the pro rata portion of the Payment Amount allocable to the notes, notes to be purchased will be selected on a pro rata basis, and

(4) upon completion of such Stock Disposition Offer in accordance with the foregoing provisions, the Excess Disposition Amount with respect to which such Stock Disposition Offer was made shall be reset to zero.

To the extent that the sum of the aggregate Offered Price of notes tendered pursuant to a Stock Disposition Offer and the aggregate Pari Passu Debt Price paid to the holders of such Pari Passu Debt is less than the Payment Amount relating thereto, Lazard Group may use such excess amount for general corporate purposes, subject to the provisions of the indenture.

Lazard Group will not, and will not permit any subsidiary to, directly or indirectly, consummate any Deconsolidating Disposition unless:

(1) Lazard Group or such subsidiary receives consideration at the time of such Deconsolidating Disposition at least equal to the fair market value of the Capital Stock as determined by our board of directors (acting in good faith) included in such Deconsolidating Disposition, and

(2) if, immediately after giving effect to such Deconsolidating Disposition and the application of the proceeds therefrom, none of the ratings assigned to the senior unsecured debt securities of Lazard Group by Moody’s, Fitch and S&P are Investment Grade, then no later than 30 business days following the consummation of such Deconsolidating Disposition or, if later, 30 business days following the related ratings action, Lazard Group applies an amount equal to the Disposition Amount to:

(A) redeem or repay any Debt which was secured by the Capital Stock sold or otherwise transferred in such Designated Subsidiary Stock Disposition,

(B) permanently reduce the amount of the loan commitments under the Credit Agreement, or

(C) conduct a Stock Disposition Offer in accordance with the terms of the indenture described above.

In the event of the transfer of substantially all (but not all) of the assets of Lazard Group as an entirety to a person in a transaction covered by and effected in accordance with the covenant described under “—Merger, Consolidation or Sale of Assets”, the Surviving Person shall be deemed to have sold for cash at fair market value the Capital Stock of the Designated Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Designated Subsidiary Stock Disposition or Deconsolidating Disposition (with such fair market value being deemed to be the Disposition Amount for such purpose).

We will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of notes pursuant to a Stock Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with the “—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the “—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” provisions of the indenture by virtue of this compliance.

Certain Definitions

Set forth below is a summary of certain defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means Capital Stock of an entity primarily engaged in or related to, or property used or useful in, the investment banking or asset management businesses engaged in by Lazard Group and its subsidiaries on the issue date of the notes.

“Capital Stock” means, with respect to any person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such person, including preferred stock (other than, solely for the purposes of the covenant described under “—Limitation on Dispositions of Capital Stock of Designated Subsidiaries”, preferred stock that is nonparticipating, nonvoting and nonconvertible), including any debt security convertible or exchangeable into such equity interest. For the avoidance of doubt, the equity units of Lazard Asset Management LLC issued pursuant to the Lazard Asset Management LLC Limited Liability Company Agreement and described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Minority Interest” in Lazard Group’s Annual Report on Form 10-K for the year ended December 31, 2006, shall not constitute a class of Capital Stock of Lazard Asset Management LLC.

“Credit Agreement” means the Senior Revolving Credit Agreement, dated as of May 10, 2005, by and among Lazard Group LLC, Citibank, N.A., The Bank of New York, New York Branch, JPMorgan Chase Bank, N.A. and JPMorgan Chase Bank, N.A., as Administrative Agent, as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement governing Debt incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement.

“Debt” means, with respect to any person (without duplication):

(a) the principal of and premium (if any) in respect of any obligation of such person for money borrowed, and any obligation evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable,

(b) all obligations of such person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and leaseback transaction entered into by such person,

(c) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business),

(d) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction,

(e) all obligations of the type referred to in clauses (a) through (d) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee,

(f) all obligations of the type referred to in clauses (a) through (d) of other persons secured by any Lien on any property of such person (whether or not such obligation is assumed by such person), and

(g) to the extent not otherwise included in this definition, obligations pursuant to any interest rate agreement, currency exchange protection agreement, commodity price protection agreement or any other similar agreement or arrangement of such person.

“Deconsolidating Disposition” means the sale or other disposition of any Capital Stock of a Designated Subsidiary by Lazard Group or a subsidiary of Lazard Group or the issuance of Capital Stock by a Designated Subsidiary if, after giving effect thereto, Lazard Group and its subsidiaries own 50% or less of any series or class of the Capital Stock of such Designated Subsidiary.

“Designated Subsidiary” means Lazard Freres & Co. LLC, Lazard Asset Management LLC, Lazard & Co., Limited and Compagnie Financière Lazard Frères SAS and each of their respective successors.

“Designated Subsidiary Stock Disposition” means the sale or other disposition of any Capital Stock of a Designated Subsidiary by Lazard Group or a subsidiary of Lazard Group or the issuance of Capital Stock by a Designated Subsidiary if, after giving effect thereto, Lazard Group and its subsidiaries own less than 65% of each series or class of the Capital Stock of such Designated Subsidiary but greater than 50% of each series or class of the Capital Stock of such Designated Subsidiary.

“Disposition Amount” means the amount of cash and the fair market value of any other consideration received in a Designated Subsidiary Stock Disposition or Deconsolidating Disposition, in each case net of:

(1) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) attributable to the portion of the Capital Stock constituting such Designated Subsidiary Stock Disposition or Deconsolidating Disposition,

(2) provisions for taxes payable as a result of such Designated Subsidiary Stock Disposition or Deconsolidating Disposition attributable to the portion of the Capital Stock constituting such Designated Subsidiary Stock Disposition or Deconsolidating Disposition (after taking into account any available tax credits or deductions and any tax sharing arrangements), and

(3) the amount of any payments that Lazard Group estimates in good faith will be required to be made in respect of contingent liabilities directly attributable to such Designated Subsidiary Stock Disposition or Deconsolidating Disposition and retained by Lazard Group or any subsidiary after such Designated Subsidiary Stock Disposition or Deconsolidating Disposition, provided that any amount remaining after adjustments, revaluations or liquidations of such contingent liabilities shall constitute a Disposition Amount, provided, however, that if immediately prior to giving effect to such Designated Subsidiary Stock Disposition or Deconsolidating Disposition, Lazard Group and its subsidiaries own in excess of 65% of the class or series of Capital Stock that is the subject of such Designated Subsidiary Stock Disposition or Deconsolidating Disposition, the “Disposition Amount” shall be limited to the portion of the amount of cash and the fair market value of any other consideration attributable to the Capital Stock sold, otherwise disposed of or issued that corresponds to the difference between 65% and the percentage of such class or series of Capital Stock owned by Lazard Group and its subsidiaries after giving effect to such Designated Subsidiary Stock Disposition. Accordingly, if immediately prior to giving effect to a Designated Subsidiary Stock Disposition, Lazard Group and its subsidiaries own 75% of the class or series of Capital Stock that is the subject of such Designated Subsidiary Stock Disposition and after giving effect to such Designated

Subsidiary Stock Disposition, Lazard Group and its subsidiaries own 60% of such class or series of Capital Stock, the Disposition Amount shall equal one-third of the amount of cash and the fair market value of any other consideration received in such Designated Subsidiary Stock Disposition, in each case reduced by the one-third of the amounts referred to in clauses (1), (2) and (3) above.

“Investment Grade” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc., or any successor to the rating agency business thereof, which we refer to in this prospectus as “Moody’s”, BBB—(or the equivalent) by Standard & Poor’s Ratings Services, or any successor to the rating agency business thereof, which we refer to in this prospectus as “S&P”, or BBB—(or the equivalent) by Fitch Ratings, or any successor to the rating agency business thereof, which we refer to in this prospectus as “Fitch”.

“Lien” means, with respect to any property of any person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property (including any capital lease obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any sale and leaseback transaction).

“Permitted Liens” means:

(a) Liens on the Capital Stock of a person at the time such person becomes a subsidiary of Lazard Group; provided that any such Lien may not extend to any other property of Lazard Group or any other subsidiary of Lazard Group that is not a direct subsidiary of such person; provided further that any such Lien was not incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such person became a subsidiary of Lazard Group,

(b) Liens on the Capital Stock of any subsidiary of Lazard Group to secure any refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (a) above; provided that any such Lien shall be limited to all or part of the same Capital Stock that secured the original Lien and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(1) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (a) above at the time the original Lien became a Permitted Lien under the indenture, and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred in connection with such refinancing, and

(c) Liens securing Debt of any subsidiary of Lazard Group owing to Lazard Group.

“Significant Subsidiary” means any subsidiary that would be a “Significant Subsidiary” of Lazard Group within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

Merger, Consolidation or Sale of Assets

The indenture provides that Lazard Group shall not merge, consolidate or amalgamate with or into any other person (other than a merger of a wholly owned subsidiary into Lazard Group) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its property in any one transaction or series of related transactions unless:

(a) Lazard Group shall be the surviving person (the “Surviving Person”) or the Surviving Person (if other than Lazard Group) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation or limited liability company organized and existing under the laws of the U.S., any State thereof, the District of Columbia, Australia, Bermuda, Canada, Japan, Sweden, the U.K. or any country that is a member of the European Monetary Union and was a member of the European Monetary Union on January 1, 2004,

(b) the Surviving Person (if other than Lazard Group) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by Lazard Group,

(c) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the property of Lazard Group, such property shall have been transferred as an entirety or virtually as an entirety to one person and/or such person’s subsidiaries,

(d) immediately before and immediately after giving effect to such transaction or series of related transactions, no default or event of default shall have occurred and be continuing,

(e) Lazard Group shall deliver, or cause to be delivered, to the Trustee, an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent in the indenture relating to such transaction have been complied with, and

(f) Lazard Group shall have delivered to the Trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such transaction or series of transactions and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction or series of transactions had not occurred.

For the purposes of this covenant, the sale, transfer, assignment, lease, conveyance or other disposition of all the property of one or more subsidiaries of Lazard Group, which property, if held by Lazard Group instead of such subsidiaries, would constitute all or substantially all the property of Lazard Group on a consolidated basis, shall be deemed to be the transfer of all or substantially all the property of Lazard Group.

Additional Amounts

If, following a transaction to which the provisions of the indenture described above under “—Merger, Consolidation or Sale of Assets” applies, the Surviving Person is organized other than under the laws of the U.S., any state thereof or the District of Columbia, all payments made by the Surviving Person under, or with respect to, the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), which we collectively refer to in this prospectus as the “Taxes”, imposed or levied by or on behalf of the jurisdiction of organization of the Surviving Person or any political subdivision thereof or taxing authority therein, which we refer to in this prospectus as a “Taxing Jurisdiction”, unless the Surviving Person is required to withhold or deduct Taxes by law or by the official interpretation or administration thereof.

If the Surviving Person is so required to withhold or deduct any amount for, or on account of, such Taxes from any payment made under or with respect to the notes, the Surviving Person will pay such additional amounts, which we refer to in this prospectus as “Additional Amounts”, as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been required to be withheld or deducted.

The foregoing provisions will survive any termination or discharge of the indenture and any defeasance of the notes.

Events of Default

Each of the following constitutes an event of default with respect to the notes:

(1) a default in payment of the principal amount or redemption price with respect to any note when such amount becomes due and payable,

(2) our failure to pay interest (including additional interest, if applicable) on any note within 30 days of when such amount becomes due and payable,

(3) our failure to comply with any of our covenants or agreements in the indenture or the notes (other than a failure that is subject to the foregoing clause (1) or (2)) and our failure to cure (or obtain a waiver of) such default and such failure continues for 60 days after written notice is given to us as provided below,

(4) a default under any debt for money borrowed by us or any subsidiary that results in acceleration of the maturity of such debt, or failure to pay any such debt at maturity, in an aggregate amount greater than $25.0 million or its foreign currency equivalent at the time without such debt having been discharged or acceleration having been rescinded or annulled within 10 days after receipt by us of notice of the default by the Trustee or holders of not less than 25% in aggregate principal amount of the notes then outstanding,

(5) any judgment or judgments for the payment of money (to the extent not insured by a reputable and creditworthy insurer that has not contested coverage with respect to the underlying claim) in an aggregate amount in excess of $25.0 million (or its foreign currency equivalent at the time) that shall be rendered against us or any subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect, and

(6) certain events of bankruptcy, insolvency or reorganization affecting us or any Significant Subsidiary.

A default under clause (3) is not an event of default until the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding notify us of the default and we do not cure such default within the time specified after receipt of such notice. Such notice must specify the default, demand that it be remedied and state that such notice is a “Notice of Default”.

We will deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an officers’ certificate of any event that with the giving of notice or the lapse of time or both would become an event of default, its status and what action we are taking or propose to take with respect thereto.

If an event of default (other than an event of default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to us) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare, by notice to us in writing (and to the Trustee, if given by holders of such notes) specifying the event of default, to be immediately due and payable the principal amount of all the notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an event of default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us shall occur, such amount with respect to all the notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration and waive such event of default if all events of default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an event of default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes.

No holder of notes will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or Trustee, or for any remedy thereunder, unless:

(a) such holder has previously given to the Trustee written notice of a continuing event of default,

(b) the registered holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and offered indemnity to the Trustee reasonably satisfactory to it to institute such proceeding as Trustee, and

(c) the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any note for enforcement of payment of the principal of, and premium, if any, or interest on, such note on or after the respective due dates expressed in such note.

The indenture provides that if a default with respect to the notes occurs and is continuing and is known to the Trustee, the Trustee must mail to each noteholder notice of the default within 90 days after it occurs. The Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interest of the holders of the notes.

The indenture requires us to furnish to the Trustee, within 120 days after the end of each fiscal year, a statement of an officer regarding compliance with the indenture. Within 30 days after the occurrence of any default or event of default, we are required to deliver to the Trustee written notice in the form of an officer’s certificate a statement specifying our status and what actions we are taking or propose to take with respect thereto.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes affected by such modification or amendment.

No such modification or amendment may, without the consent of the holder of each outstanding note affected thereby,

•	make any change to the percentage of principal amount of notes the holders of which must consent to an amendment, modification, supplement or waiver,

•	reduce the rate of or extend the time of payment for interest on any note,

•	reduce the principal amount or extend the stated maturity of any note,

•	reduce the redemption price of any note or add redemption provisions to the notes,

•	make any note payable in money other than that stated in the indenture or the note, or

•	impair the right to institute suit for the enforcement of any payment with respect to the notes.

Without the consent of any holder, we and the Trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of our obligations under the indenture as permitted thereunder, to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture or to make any other change that does not adversely affect the rights of any holder.

The holders of at least a majority in principal amount of the outstanding notes affected may waive compliance by us with certain restrictive provisions of the indenture. The holders of at least a majority in principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding note.

Defeasance

We may terminate at any time all our obligations with respect to the notes and the indenture, which we refer to in this prospectus as “legal defeasance”, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. We may also terminate at any time our obligations with respect to the notes under the covenant described under “—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” and the covenant described under “—Limitation on Liens”, which we refer to in this prospectus as “covenant defeasance”. We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the notes, payment of the notes may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the notes, payment of the notes may not be accelerated because of an event of default specified in clause (3) under “—Events of Default” with respect to the covenants described under “—Certain Covenants” or “—SEC Reports”.

The legal defeasance option or the covenant defeasance option with respect to the notes may be exercised only if:

(a) we irrevocably deposit in trust with the Trustee money or U.S. Government obligations or a combination thereof for the payment of principal of and interest on the notes to maturity,

(b) we deliver to the Trustee a certificate from a nationally recognized firm of independent registered public accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the notes to maturity,

(c) 123 days pass after the deposit is made and during the 123-day period no default described in clause (6) under “—Events of Default” occurs with respect to Lazard Group or any other person making such deposit which is continuing at the end of the period,

(d) no default or event of default has occurred and is continuing on the date of such deposit,

(e) such deposit does not constitute a default under any other agreement or instrument binding us,

(f) we deliver to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not require registration under the Investment Company Act of 1940,

(g) in the case of the legal defeasance option, we deliver to the Trustee an opinion of counsel stating that:

(1) we have received from the IRS a ruling, or

(2) since the date of the indenture there has been a change in the applicable U.S. Federal income tax law, to the effect, in either case, that, and based thereon such opinion of counsel shall confirm that, the holders of the notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred,

(h) in the case of the covenant defeasance option, we deliver to the Trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred, and

(i) we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the notes have been complied with as required by the indenture.

Discharge of the Indenture

When (i) we deliver to the Trustee all outstanding notes (other than notes replaced because of mutilation, loss, destruction or wrongful taking) for cancellation or (ii) all outstanding notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption as described above, and we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including interest thereon, and if in either case we pay all other sums related to the notes payable under the indenture by us, then the indenture shall, subject to certain surviving provisions, cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the indenture with respect to the notes on our demand accompanied by an officers’ certificate and an opinion of counsel of Lazard Group.

Regarding the Trustee

The indenture provides that, except during the continuance of an event of default, the Trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the Trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939 (the “TIA”) that are incorporated by reference therein contain limitations on the rights of the Trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the TIA), it must eliminate such conflict or resign.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

SEC Reports

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the SEC and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a registrant that is a U.S. corporation (and not a foreign private issuer) subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that we will not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings.

Book-Entry, Delivery and Form

Except as set forth below, the exchange notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons, which we collectively refer to in this prospectus as the “Global Notes”. The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes”. Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The issuer takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.

DTC has advised the issuer that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “banking organization” within the meaning of the New York Banking Law, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participating organizations, which we refer to in this prospectus as “participants”, and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) have ownership interests in DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, which we refer to in this prospectus as “indirect participants”, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own notes held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each note held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of participants with the respective principal amounts of the notes represented by such Global Note exchanged by such participants in this exchange offer. Such accounts shall be designated by the holders of exchange notes. Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through the organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream also may be subject to the procedures and requirements of such systems. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) or by the participants and the indirect participants (with respect to the owners of beneficial interests in such Global Note other than participants).

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note. Because DTC, Euroclear and Clearstream can act only on behalf of their respective participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC, Euroclear or Clearstream system, as applicable, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payment of principal of and interest on notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. Under the terms of the indenture, the issuer and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the issuer, the Trustee nor any agent of the issuer or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes, or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

The issuer has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. The issuer expects that payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants and indirect participants.

Neither the issuer nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the issuer that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture and the notes. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such Global Note. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The issuer understands that under existing industry practices, in the event that the issuer requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the issuer or the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for certificated notes only if:

(a) DTC notifies the issuer that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, the issuer fails to appoint a successor depository within 90 days after the date of such notice,

(b) the issuer in its discretion at any time determines not to have all the notes represented by such Global Note, or

(c) there shall have occurred and be continuing a default or an event of default with respect to the notes represented by such Global Note.

Any Global Note that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated notes:

(a) certificated notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof,

(b) payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registerable, at the office or agency of the issuer maintained for such purposes, and

(c) no service charge will be made for any registration of transfer or exchange of the certificated notes, although the issuer may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Exchange of Certificated Notes for Global Notes

Certificated notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The consummation of the exchange offer will not be a taxable event for U.S. Federal income tax purposes. Accordingly, holders will not recognize any income, gain or loss in connection with an exchange of original notes for exchange notes pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the exchange notes as it had in the original notes, as measured immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and for a period of not less than 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 28, 2007 all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for holders of the original notes) other than commissions or concessions of any brokers or dealers and to indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus specific documents that Lazard Group has filed with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference the documents listed below, and any future documents that Lazard Group files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and until the expiration of the exchange offer. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information “furnished” pursuant to Items 2.02 or 7.01 of Form 8-K.

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been furnished but not filed for purposes of the Exchange Act):

•	Lazard Group’s Annual Report on Form 10-K for the year ended December 31, 2006 (“Annual Report on Form 10-K”),

•	Lazard Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (“Quarterly Report on Form 10-Q”), and

•	Lazard Group’s Current Reports on Form 8-K, dated June 19, 2007 and June 22, 2007.

Information contained in documents that we file with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer contemplated hereby will supersede the information contained in or incorporated by reference in this prospectus to the extent such subsequently filed information is inconsistent with or conflicts with the information contained in or incorporated by reference in this prospectus on the date hereof.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference into this prospectus. You can request copies of such documents if you write or call us at the following address or telephone number: Investor Relations, Lazard Group LLC, 30 Rockefeller Plaza, New York, New York 10020, (212) 632-6000, or you may visit our website at http://www.lazard.com for copies of any of such documents. Our website, and the information contained on or connected to that site, is not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to exchange your notes.

This prospectus or information incorporated by reference herein contains summaries of certain agreements that we have filed as exhibits to our various SEC filings, as well as certain agreements that we entered into in connection with the sale of the notes. The descriptions of these agreements contained in this prospectus or information incorporated by reference herein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us in the manner specified above.

VALIDITY OF THE SECURITIES

Certain legal matters with respect to the exchange notes will be passed upon by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on internal control over financial reporting incorporated in this prospectus by reference from Lazard Group LLC’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.